Exhibit 2

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF MARYLAND

(Baltimore Division)

In re:	*	Case Nos. 05-43793DK
	*	05-43805DK
	*	05-43816DK
The Boyds Collection, Ltd., et al.	*	05-43824DK
	*	05-43833DK
	*	05-43838DK
	*	05-43848DK
	*	05-43857DK
	*	05-43863DK
*
Debtor(s)	*
*
*
*
*
*
*
	*	Chapter 11
*
	*	(Jointly Administered under
*
	*	Case No. 05-43793DK)
*
* * * * * * * * * * * * *

DEBTORS’ SECOND AMENDED JOINT PLAN OF REORGANIZATION

Pursuant to chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., The Boyds Collection, Ltd.; The Boyds Collection, Ltd., LP; Boyds Operations Inc.; The Boyds Collection - Pigeon Forge, LLC; The Boyds Collection - Myrtle Beach, LLC; The Boyds Collection - Branson, LLC; J&T Designs and Imaginations, Inc.; HC Accents & Associates, Inc.; and Boyds Bear and Company, LP, Debtors and Debtors-In-Possession in the above-captioned and numbered jointly-administered chapter 11 cases, hereby respectfully propose the following Debtors’ Second Amended Joint Plan of Reorganization, dated April 25, 2006:

9.3	Continued Corporate Existence; Authorized Capital Stock	24
9.4	Implementation	24
9.5	Issuance of New Securities; Transfer Taxes	24
9.6	Cancellation of Existing Securities and Agreements	24
9.7	Survival of Indemnification and Contribution Obligations	25
9.8	Substantive Consolidation for Plan Purposes Only; Procedure:	25
9.9	Directors and Executive Officers	26
9.10	Creditor Representative	27
9.11	Reorganized Debtors’ Retention of Claims Against Other Entities	28
9.12	Exit Facility	29
9.13	Long Term Incentive Plan	29

Article X	Provisions Covering Distributions	29

10.1	Cash Payments	29
10.2	Payment of Statutory Fees	29
10.3	No Interest	29
10.4	Allocation of Distributions to Principal	30
10.5	Fractional Securities	30
10.6	De Minimis Distributions	30
10.7	Withholding of Taxes	30
10.8	Disbursing Agent	30
10.9	Distribution Record Date	31
10.10	Surrender of Instruments	31
10.11	Instructions to Disbursing Agent	31
10.12	Undeliverable or Unclaimed Distributions	31
10.13	Services of Indenture Trustee	32
10.14	Distributions to Holders of Class 4A and Class 4B Claims	32
10.15	Setoffs:	32

Article XI	Procedures For Resolving Disputed Claims	33

11.1	Objections to Claims	33
11.2	Litigation and Settlement of Objections	33
11.3	Payments and Distributions With Respect to Disputed Claims	33
11.4	Estimation	33
11.5	Disputed Claim Reserve	33

Article XII	Effect Of This Plan On Claims And Interests	34

12.1	Discharge of All Claims and Interests and Releases:	34
12.2	Injunction	35
12.3	Release/Exculpation	35

Article XIII	Conditions Precedent To Confirmation Order And Effective Date	36

13.1	Conditions Precedent to the Confirmation Date	36
13.2	Conditions Precedent to the Effective Date	36
13.3	Effect of Failure of Conditions	36

Article XIV	Retention Of Jurisdiction	36

14.1	Bankruptcy Court to Retain Jurisdiction	36

Article XV	Miscellaneous Provisions	38

15.1	Nonvoting Stock	38
15.2	Withdrawal of this Plan	38
15.3	Captions	39
15.4	Method of Notice	39
15.5	Dissolution of the Creditors’ Committee	39
15.6	Amendments and Modifications to Plan	40
15.7	Exemption from Securities Registration	40
15.8	Business Days	40

Article I

Definitions And Interpretations

1.1 Definitions: Unless the context requires otherwise, the following words and phrases shall have the meanings set forth below:

1.1.1 Adjusted EBITDA: Earnings before interest, tax, depreciation and amortization, with addbacks for one-time non-recurring charges, other non-cash items and expenses of the acquired, merged or consolidated persons or entity that will be eliminated after the Transaction. The financial information shall be prepared in accordance with GAAP by a nationally recognized auditor.

1.1.2 Administrative Expense Claim: A Claim for costs or expenses of administration of the Chapter 11 Cases of the Debtors and the Estates arising on or after the Commencement Date and before the Effective Date under section 503(b) of the Bankruptcy Code that is entitled to priority under section 507(a)(1) of the Bankruptcy Code, including any actual and necessary costs and expenses of preserving one or more of the Debtors’ Estates, any Professional Fees, including the Indenture Trustee’s Fees and Expenses, any actual and necessary costs and expenses of operating one or more of the Debtors’ businesses, and any fees or charges assessed against one or more of the Estates under section 1930 of chapter 123 of title 28 of the United States Code.

1.1.3 Allowance Date: (a) With respect to a Claim or Administrative Expense Claim that is Allowed pursuant to Final Order, the date on which such order becomes a Final Order; (b) with respect to a Claim or Administrative Expense Claim Allowed under this Plan, the Effective Date; (c) with respect to a Claim or Administrative Expense Claim Allowed by agreement of the Debtors in accordance with Article 11.2 of this Plan, the date fixed in the agreement as the Allowance Date (or if no such date is specified, the date of the agreement); and (d) with respect to a Claim or Administrative Expense Claim Allowed because no objection is filed thereto by the Claims Objection Deadline or other applicable deadline, the first Business Day after such deadline.

1.1.4 Allowed: With respect to Administrative Expense Claims, (a) any Professional Fee Claim allowed by Final Order, or (b) any other Administrative Expense Claim that is not disputed by the Debtors or is disputed by the Debtors and is allowed by agreement of the Debtors in accordance with Article 11.2 of this Plan or by Final Order. Except as otherwise may be specified in this Plan or a Final Order, or as otherwise required under applicable law with respect to an Administrative Expense Claim, the amount of an Allowed Claim shall not include interest on such Claim accruing from and after the Commencement Date. With respect to all other Claims, (x) any Claim for which a Proof of Claim has been Filed by the Bar Date, (y) any Claim that has been or is hereafter listed in the Schedules as neither disputed, contingent nor unliquidated and for which the claim amount has not been identified as ‘unknown’, and for which no Proof of Claim has been Filed by the Bar Date, or (z) any Claim allowed pursuant to this Plan, by agreement between the Debtors and the counterparty to such Claim in accordance with Article 11.2 of this Plan, or by Final Order; provided, however, that with respect to any Claim described in clause (x) above, such Claim shall be Allowed only if (i) no objection to the allowance thereof has been interposed by the Claims Objection Deadline or within such other applicable period of time fixed by this Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court or (ii) such an objection has been interposed, but the objection has been withdrawn or the Claim shall have been allowed for Distribution purposes by a Final Order or by agreement of the Debtors in accordance with Article 11.2 of this Plan. With respect to Interests, any Interest that: (1) was registered or listed as of the Distribution Record Date in a stock register that is maintained by or on behalf of a Debtor; and (2) either (i) has not been the subject of any objection filed before the Effective Date or (ii) has been allowed (A) by a Final Order or (B) pursuant to the express terms of this Plan or the Plan Supplement.

1.1.5 Allowed Claim: A Claim that has been Allowed.

1.1.6 Allowed Interest: An Interest that has been Allowed.

1.1.7 Applicable Rate: A fixed annual rate of interest to be determined by statute, the Bankruptcy Court or otherwise agreed to by the Reorganized Debtors and the relevant Creditor.

1.1.8 Assets: Any and all real or personal property of any nature, including any real estate, buildings, structures, improvements, privileges, rights, easements, leases, subleases, licenses, goods, materials, supplies, furniture, fixtures, equipment, work in process, accounts, chattel paper, Cash, deposit accounts, reserves, deposits, contractual rights, intellectual property rights, Claims, Causes of Action and any other general intangibles of a Debtor, as the case may be, of any nature whatsoever, including all property of the Estates pursuant to section 541 of the Bankruptcy Code.

1.1.9 Avoidance Action: An action brought by or on behalf of one or more of the Debtors pursuant to sections 544, 545, 547, 548, 549, 550 or 553 of the Bankruptcy Code.

1.1.10 Ballot: The form of ballot accompanying the Disclosure Statement provided to each holder of a Claim or Interest entitled to vote to accept or reject this Plan.

1.1.11 Bankruptcy Code: The Bankruptcy Reform Act of 1978, as amended and codified in title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., and applicable portions of titles 18 and 28 of the United States Code.

1.1.12 Bankruptcy Court: The United States Bankruptcy Court for the District of Maryland (Baltimore Division) having jurisdiction over the Chapter 11 Cases or any other court having jurisdiction over the Chapter 11 Cases or the applicable proceedings therein.

1.1.13 Bankruptcy Rules: The Federal Rules of Bankruptcy Procedure, as amended from time to time, as applicable to the Chapter 11 Cases, promulgated under 28 U.S.C. § 2075 and as supplemented by the Local Rules of the Bankruptcy Court.

1.1.14 Bar Date: With respect to all Creditors other than Governmental Units: (a) February 14, 2006, the date fixed by Local Rule 3003-1 by which any Proof of Claim must be Filed, or (b) such other date by which a Proof of Claim must be Filed as fixed by this Plan, Final Order, the Bankruptcy Code, or the Bankruptcy Rules. With respect to Governmental Units;

(a) April 14, 2006, or (b) such other date by which a Proof of Claim must be filed as fixed by Final Order, the Bankruptcy Code, or the Bankruptcy Rules.

1.1.15 Board: The board of directors of a Debtor or a Reorganized Debtor, as applicable.

1.1.16 Boyds: The Boyds Collection, Ltd.

1.1.17 Boyds Business: The toy, collectible (to the extent such collectibles are either of a similar type, kind or character currently or historically sold by the Debtors or have an individual median unit price of less than $500) or gift business, including without limitation the sale, manufacture or distribution of toys, plush animals, resin figurines, or other collectibles to wholesale or retail customers.

1.1.18 Boyds Subsidiaries: Each of The Boyds Collection, Ltd., LP; Boyds Operations Inc.; The Boyds Collection - Pigeon Forge, LLC; The Boyds Collection - Myrtle Beach, LLC; The Boyds Collection - Branson, LLC; J&T Designs and Imaginations, Inc.; HC Accents & Associates, Inc.; and Boyds Bear and Company, LP.

1.1.19 Boyds Subsidiary Debtor Stock: All of the authorized, issued and outstanding shares of The Boyds Collection, Ltd., LP; Boyds Operations Inc.; The Boyds Collection - Pigeon Forge, LLC; The Boyds Collection - Myrtle Beach, LLC; The Boyds Collection - Branson, LLC; J&T Designs and Imaginations, Inc.; HC Accents & Associates, Inc.; and Boyds Bear and Company, LP.

1.1.20 By-Laws: The By-Laws of a Debtor in effect as of the Commencement Date.

1.1.21 Business Day: Any day, other than a Saturday, Sunday or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).

1.1.22 Cash: United States currency, a certified check, a cashier’s check or a wire transfer of good funds from any source, or a check drawn on a domestic bank by a Debtor, a Reorganized Debtor or other Entity making any Distribution under this Plan.

1.1.23 Cause of Action: Any action, cause of action, suit, account, controversy, agreement, promise, right to legal remedies, right to equitable remedies, right to payment, or claim, whether known or unknown, reduced to judgment, not reduced to judgment, liquidated unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured, unsecured and whether asserted or assertable directly or derivatively, in law, equity or otherwise.

1.1.24 Certificate: Any certificates, instrument or other document evidencing an Extinguished Security.

1.1.25 Chapter 11 Cases: The cases under chapter 11 of the Bankruptcy Code commenced by the Debtors in the Bankruptcy Court on October 16, 2005.

1.1.26 Claim: A claim, as such term is defined in section 101(5) of the Bankruptcy Code, against a Debtor.

1.1.27 Claims Estimation Order: One or more orders (which may include the Confirmation Order) that may be entered by the Bankruptcy Court that: (a) establishes any reserves necessary to allow for Distributions under this Plan; and/or (b) sets the amount of any particular Claim for final allowance purposes pursuant to sections 105 and 502(c) of the Bankruptcy Code.

1.1.28 Claims Objection Deadline: As to any Claim, the date that is ninety days after the Effective Date or ninety days after the Filing of the Proof of Claim for such Claim, whichever is later, or such other date determined by the Bankruptcy Court by Final Order.

1.1.29 Class: A class of Claims or Interests designated pursuant to this Plan.

1.1.30 Commencement Date: October 16, 2005.

1.1.31 Confirmation: The entry of the Confirmation Order, subject to all conditions specified in Article 13.1 of this Plan having been satisfied or waived by the Debtors.

1.1.32 Confirmation Date: The date upon which the Confirmation Order is entered by the Bankruptcy Court on its docket, within the meaning of Bankruptcy Rule 5003(a).

1.1.33 Confirmation Hearing: The hearing or hearings held by the Bankruptcy Court pursuant to section l128(a) of the Bankruptcy Code with respect to the confirmation of this Plan pursuant to section 1129 of the Bankruptcy Code.

1.1.34 Confirmation Order: The Order confirming this Plan pursuant to section 1129 of the Bankruptcy Code.

1.1.35 Consummation: The performance of the acts necessary for the effectiveness of this Plan as of the Effective Date.

1.1.36 Creditor: Any Entity that is a holder of a Claim.

1.1.37 Creditor-Representative: The individual designated by the Creditors’ Committee to serve in the manner prescribed in Section 9.10 hereof, or any successor to such individual.

1.1.38 Creditors’ Committee: The official committee of unsecured creditors of the Debtors appointed on October 24, 2005, by the United States Trustee, pursuant to section 1102 of the Bankruptcy Code, as may be reconstituted from time to time.

1.1.39 Debtor Releasees: (i) The Debtors’ current officers, directors, shareholders, members, managers, employees, consultants, attorneys, accountants, financial advisors and other representatives (solely in their capacity as such), (ii) the Creditors’ Committee, its members, attorneys and financial advisors (solely in their capacity as such) and

(iii) the Indenture Trustee and its attorneys (solely in their capacity as such), as of the Confirmation Date.

1.1.40 Debtors: The Boyds Collection, Ltd.; The Boyds Collection, Ltd., LP; Boyds Operations Inc.; The Boyds Collection -Pigeon Forge, LLC; The Boyds Collection - Myrtle Beach, LLC; The Boyds Collection - Branson, LLC; J&T Designs and Imaginations, Inc.; HC Accents & Associates, Inc.; and Boyds Bear and Company, LP.

1.1.41 DIP Agent: The administrative and collateral agent under the DIP Facility Agreement.

1.1.42 DIP Facility Agreement: The post-petition debtor-in-possession credit and guaranty agreement, dated as of November 7, 2005, as approved by the Final DIP Order.

1.1.43 DIP Facility Claims: An Allowed Claim of the DIP Agent or any lender in respect of the obligations of the Debtors arising under the DIP Facility Agreement.

1.1.44 Disagreement: When a Creditor Representative concludes that a Transaction qualifies as a Future Transaction, but the Company concludes that it is not a Future Transaction.

1.1.45 Disallowed Claim: A Claim, or any portion thereof, that (a) has been disallowed by a Final Order (or by agreement of the holder of the Claim to withdraw or treat such Claim or any portion thereof as disallowed), or (b) has not been Scheduled by a Debtor or is Scheduled at zero or as contingent, disputed or unliquidated or with the Claim amount identified as ‘unknown’ and as to which the Bar Date has passed but no Proof of Claim has been filed or deemed timely filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Final Order.

1.1.46 Disbursing Agent: The Reorganized Debtors or any party designated by the Reorganized Debtors, in their sole discretion, and approved by the Bankruptcy Court if other than a Debtor, to serve as a disbursing agent under this Plan.

1.1.47 Disclosure Statement: The Debtors’ Disclosure Statement for this Plan as amended, supplemented, or modified from time to time that was prepared and distributed in accordance with the Bankruptcy Code, Bankruptcy Rules and other applicable law.

1.1.48 Disputed Claim: A Claim, or any portion thereof, of the type described that is neither an Allowed Claim nor a Disallowed Claim.

1.1.49 Disputed Claim Reserve: The reserve established and maintained by the Reorganized Debtors on account of Disputed Claims.

1.1.50 Distribution: Any distribution made under this Plan to the holders of Allowed Claims or Allowed Interests.

1.1.51 Distribution Record Date: The Confirmation Date, or such other date as may be fixed by the Bankruptcy Court in the Confirmation Order.

1.1.52 DTC: The Depository Trust Company.

1.1.53 Effective Date: A date to be determined by the Debtors that will be no later than fifteen (15) days after each of the conditions to the Effective Date has been satisfied or waived, provided that no stay of the Confirmation Order is then in effect.

1.1.54 Entity: An entity as defined in section 101(15) of the Bankruptcy Code.

1.1.55 Equity Convenience Class: Class 5B under this Plan, which consists of all Interests in Boyds that are held of record by holders of not more than 200 shares of Boyds common stock as of the Distribution Record Date.

1.1.56 Estate: The estate of each Debtor established pursuant to section 541 of the Bankruptcy Code upon the commencement of its respective Chapter 11 Case.

1.1.57 Exit Facility: An $11 million revolving credit facility with a $4 million sub-limit for letters of credit, and providing for $3 million of over-advance borrowings for the months of July, August, September, and October, to be provided to the Debtors by Laminar, to mature in three years and accrue Cash interest at a rate based on LIBOR plus 3.0%, and be secured by a first priority, perfected security interest in all or substantially all of the tangible and intangible assets of the Debtors and their domestic subsidiaries.

1.1.58 Extinguished Securities: All Interests in The Boyds Collection, Ltd. and the Senior Subordinated Notes.

1.1.59 File or Filed: File or filed with the Bankruptcy Court in the Chapter 11 Cases.

1.1.60 Final Decree: The decree contemplated under Bankruptcy Rule 3022.

1.1.61 Final DIP Order: The Final Order, dated November 3, 2005, Pursuant to Section 364 of the Bankruptcy Code and Bankruptcy Rule 4001 Authorizing Debtors to Enter Into Post-Petition Credit Agreement.

1.1.62 Final Order: An order, ruling or judgment of the Bankruptcy Court or any other court of competent jurisdiction as to which the time to appeal, petition for certiorari, or move for re-argument or rehearing has expired and as to which no appeal, petition for certiorari or other proceedings for re-argument or rehearing, shall then be pending, or as to which any right to appeal, petition for certiorari, reargue, or rehear shall have been waived in writing, in form and substance satisfactory to the Debtors or, on and after the Effective Date, the Reorganized Debtors, and in the event that an appeal, writ of certiorari, or re-argument or rehearing thereof has been sought, such order of the Bankruptcy Court or other court of competent jurisdiction shall have been upheld or affirmed by the highest court to which such order was appealed, or certiorari re-argument or rehearing shall have been denied and the time to take any further appeal, petition for certiorari or move for re-argument or rehearing shall have expired; provided, however, the possibility that a motion under Rule 59 or Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be Filed with respect to such order shall not cause such order not to be a Final Order.

1.1.63 Future Transaction: Any (a) consolidation (including, but not limited to, a consolidation for Federal income tax purposes) or merger or series of mergers or consolidations (including, but not limited to, consolidations for Federal income tax purposes) involving one or more of the Reorganized Debtors and any other person(s) or entit(ies) (each a “Merger”) or (b) acquisition or series of acquisitions by one or more of the Reorganized Debtors of any assets, properties, rights or equity interests (other than, in the case of both clause (a) and this clause (b), Mergers or Acquisitions between the Reorganized Debtors themselves) (each an “Acquisition”), in each case occurring within 36 months (the “Applicable Period”) of the Effective Date (the foregoing Mergers and Acquisitions, collectively, a “Transaction”); provided, however, that a Transaction shall not include the following:

(i) any Acquisition of assets, properties or rights or assumption of liabilities in the ordinary course of the Reorganized Debtors’ business as of the Effective Date (i.e., accounts payable, receivables, inventory, product, store leases, store equipment and any other similar Acquisitions or assumptions of liabilities);

(ii) any Transaction or series of Transactions that does not constitute a Toy Acquisition that has aggregate consideration of $10 million or less; or

(iii) any Toy Acquisition or series of Toy Acquisitions where (x) the target or targets have less than $15 million in Adjusted EBITDA for any rolling 12 month period in the 36 months immediately preceding the date of the Transaction (in the case of a series of Transactions, the highest Adjusted EBITDA in any rolling 12 month period in the 36 months immediately preceding the date of each Transaction will be used for testing aggregate Adjusted EBITDA) or (y) the target or targets have revenue of less than $75 million for any rolling 12 month period in the 36 months immediately preceding the date of the Transaction (in the case of a series of Transactions, the highest revenue in any rolling 12 month period in the 36 months preceding the date of each Transaction will be used for testing revenue).

1.1.64 General Unsecured Claim: Any Claim that is not a/an (i) Administrative Expense Claim; (ii) Priority Tax Claim; (iii) other Priority Claim; (iv) Class 1 Priority Non-Tax Claim; (v) Class 2A Secured Claim or (vi) Class 2B Miscellaneous Secured Claim.

1.1.65 Governmental Unit: A government unit as defined in section 101(27) of the Bankruptcy Code.

1.1.66 Impaired: With respect to a Claim, Interest, Class of Claims or Class of Interests, a Claim, Interest, Class of Claims or Class of Interests that is impaired within the meaning of section 1124 of the Bankruptcy Code.

1.1.67 Indenture: The Indenture, dated as of April 21, 1998, between Boyds, as issuer, and the Indenture Trustee, pursuant to which the Senior Subordinated Notes were issued.

1.1.68 Indenture Trustee: The Bank of New York, as indenture trustee under the Indenture, or its duly appointed successor (if any).

1.1.69 Indenture Trustee’s Charging Lien: Any Lien or other priority in payment or right available to the Indenture Trustee pursuant to the Indenture or otherwise available to the Indenture Trustee under applicable law, for the payment of Indenture Trustee’s Fees and Expenses.

1.1.70 Indenture Trustee’s Fees and Expenses: The reasonable compensation, fees, costs, expenses and indemnity claims (including, without limitation, reasonable legal fees, costs and expenses) incurred by the Indenture Trustee, whether prior to or after the filing of the Chapter 11 Cases, up to a cap of $80,000.

1.1.71 Instrument: Any share of stock, security, promissory note or other ‘Instrument’ within the meaning of that term as defined in section 9-102(47) of the Uniform Commercial Code.

1.1.72 Interest: Any equity interest in any of the Debtors including but not limited to, all issued, unissued, authorized, or outstanding shares of stock, together with any warrants, options or contract rights to purchase or acquire such interests at any time.

1.1.73 Laminar: D. E. Shaw Laminar Lending, Inc. and/or D. E. Shaw Laminar Portfolios, L.L.C., as applicable.

1.1.74 Lien: Any charge against or interest in property to secure payment or performance of a claim, debt, or obligation.

1.1.75 Long Term Incentive Plan: The Long Term Incentive Plan to be adopted by the Reorganized Debtors on the Effective Date pursuant to this Plan.

1.1.76 Miscellaneous Secured Claim: Any Secured Claim against the Debtors that is not a (i) Priority Tax Claim or (ii) Class 2A Secured Claim.

1.1.77 New Common Stock: The shares of authorized common stock of Reorganized Boyds, authorized pursuant to the Reorganized Boyds Certificate of Incorporation, to be issued on the Effective Date, and distributed as provided in this Plan.

1.1.78 New Senior Secured Notes: Secured Promissory Notes in the principal amount of $30 million to be issued to the holders of Senior Secured Claims by Reorganized Boyds, having the terms to be set forth in the Plan Supplement.

1.1.79 Non-Qualifying Noteholders: Those holders of Senior Subordinated Noteholder Claims that are not Qualifying Noteholders.

1.1.80 Order: An order or judgment of the Bankruptcy Court as entered on the docket in the Chapter 11 Cases.

1.1.81 Other Priority Claim: Any Claim against the Debtors accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than a Priority Tax Claim or an Administrative Expense Claim.

1.1.82 Person: A person as defined in section 101(41) of the Bankruptcy Code.

1.1.83 Plan: This Second Amended Joint Plan of Reorganization, together with all exhibits and schedules hereto, as it may be further amended or modified from time to time in accordance with this Plan, the Bankruptcy Code and the Bankruptcy Rules.

1.1.84 Plan Documents: The documents (other than this Plan) and instruments to be issued, executed, delivered, assumed and/or performed in conjunction with Consummation as of, or as soon as reasonably practicable after, the Effective Date.

1.1.85 Plan Supplement: The supplemental appendix to this Plan, which shall be Filed on or before the date that is ten calendar days prior to the Confirmation Hearing.

1.1.86 Priority Tax Claim: A Claim of a Governmental Unit against the Debtors entitled to priority of payment under section 507(a)(8)of the Bankruptcy Code.

1.1.87 Professional: An Entity (a) employed by the Debtors or the Creditors’ Committee pursuant to a Final Order in accordance with sections 327 and 1103 of the Bankruptcy Code and to be compensated for services rendered on or after the Commencement Date and prior to the Effective Date, pursuant to sections 327, 328, 330 and 331 of the Bankruptcy Code, or (b) for which compensation and reimbursement has been sought before the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

1.1.88 Professional Fee Claim: Those fees and expenses claimed by Professionals in the Chapter 11 Cases of the Debtors, pursuant to sections 327, 328, 330, 331 and/or 503(b) of the Bankruptcy Code.

1.1.89 Proof of Claim: A proof of claim Filed in any or all of the Chapter 11 Cases pursuant to section 501 of the Bankruptcy Code.

1.1.90 Pro Rata Share: With respect to an Allowed Claim in Class 4A (Qualifying Noteholders) or Class 4B (Non-Qualifying Noteholders), the proportion that any such Allowed Claim bears to: (a) the aggregate amount of Allowed Claims in Classes 4A and 4B, collectively; plus (b) the aggregate face amount of all Disputed Claims of such same Classes (or amount to be used for these purposes as established by the Claims Estimation Order), as reduced from time to time as and to the extent such Disputed Claims become Allowed Claims or are disallowed or expunged.

Notwithstanding the foregoing, for purposes of determining the Distribution of Reallocated Shares to Qualifying Noteholders, Pro Rata Shares shall mean the proportion that a Class 4A Allowed Claim of a Qualifying Noteholder bears to: (a) the aggregate amount of Class 4A Allowed Claims of all Qualifying Noteholders; plus (b) the aggregate face amount of all Class 4A Disputed Claims of Qualifying Noteholders (or amount to be used for these purposes as established by the Claims Estimation Order), as reduced from time to time as and to the extent such Class 4A Disputed Claims become Class 4A Allowed Claims or are disallowed or expunged.

With respect to an Allowed Claim in any other Class, the proportion that any such Allowed Claim bears to: (a) the aggregate amount of Allowed Claims in the same Class as such Allowed Claim; plus (b) the aggregate face amount of all Disputed Claims of such same Class (or amount to be used for these purposes as established by the Claims Estimation Order), as reduced from time to time as and to the extent that such Disputed Claims become Allowed Claims or are disallowed or expunged.

With respect to Allowed Interests, the proportion that any Allowed Interests in a particular Class bears to the aggregate number of Allowed Interests in such Class.

1.1.91 Qualifying Noteholders: Those holders of Senior Subordinated Notes that have continuously held such Senior Subordinated Notes (or beneficial interests therein through the DTC system) for more than 18 months immediately prior to the Commencement Date (solely with respect to such Senior Subordinated Notes) through the Effective Date, and have complied with the certification requirements contained in the relevant Ballot and related Order.

1.1.92 Reallocated Shares: The difference between: (i) 5% of the New Common Stock; and (ii) the aggregate Pro Rata Share of New Common Stock allocable to Qualifying Noteholders.

1.1.93 Reorganized Boyds: Boyds from and after the Effective Date.

1.1.94 Reorganized Boyds By-Laws: The By-Laws of Reorganized Boyds as of the Effective Date.

1.1.95 Reorganized Boyds Certificate of Incorporation: The Certificate of Incorporation of Reorganized Boyds as of the Effective Date.

1.1.96 Reorganized Debtors: The Debtors from and after the Effective Date.

1.1.97 Schedule of Rejected Contracts and Leases: The schedule of executory contracts and unexpired leases, as it may be amended or supplemented by the Debtors, to be rejected in accordance with Article 8.1 of this Plan.

1.1.98 Scheduled: With respect to a Claim, the Claim as listed on the Schedules.

1.1.99 Schedules: The schedules of assets and liabilities that the Debtors have Filed pursuant to section 521 of the Bankruptcy Code and the Bankruptcy Rules, as they may be amended and supplemented from time to time.

1.1.100 Secured Claim: (a) a Claim that is secured by a Lien on property in which the Estates have an interest, which Lien is valid, perfected and enforceable under applicable law or by reason of a Final Order, or that is subject to setoff under section 553 of the Bankruptcy Code to the extent of the value of the Creditor’s interest in the Estates’ interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code, or (b) a Claim Allowed under this Plan as a Secured Claim.

1.1.101 Senior Secured Claims: The Secured Claims of the lenders, any letter of credit issuer and the agent under that certain Credit Agreement, dated as of February 23, 2005, among The Boyds Collection, Ltd., as Borrower, the Lenders listed therein, as Lenders, and Bank of America, N.A., as L/C Issuer and Administrative Agent.

1.1.102 Senior Subordinated Noteholder Claims: Any and all Claims of the Indenture Trustee and holders of Senior Subordinated Notes arising under or relating to the Senior Subordinated Notes or the transactions, agreements or instruments upon which the Senior Subordinated Notes are based, including the Claims asserted by the Indenture Trustee on account of the Senior Subordinated Notes in the amount of $34,392,000 (plus interest).

1.1.103 Senior Subordinated Notes: The 9.0% Senior Subordinated Notes due May 5, 2008, that were issued by Boyds pursuant to the Indenture.

1.1.104 Toy Acquisition: Any Transaction or series of Transactions with a person or entity whose primary business is the Boyds Business.

1.1.105 Vacancy: The lack of a Creditor Representative resulting solely from: (i) the death or incapacity of the Creditor Representative; (ii) the resignation of a Creditor Representative who is unable to designate a successor; or (iii) the removal of a Creditor Representative by the holder or holders of a majority of the outstanding Allowed Claims in Classes 4A and 4B by notice given to Reorganized Boyds and the Creditor Representative.

1.1.106 Voting Deadline: The date established in the Disclosure Statement or by Order as the date by which Ballots must be received by the Debtors or their Bankruptcy Court-appointed balloting agent, as the case may be, in order to be counted.

1.2 Interpretations: Whenever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, the feminine, and the neuter. Unless otherwise defined in this Plan, all accounting terms shall be construed in accordance with generally accepted accounting principles in the United States of America. Unless otherwise specified, all section or exhibit references in this Plan are to the respective section in, or exhibit to this Plan. Unless otherwise evident, the words ‘herein,’ ‘hereof,’ hereto,’ ‘hereunder,’ and other words of similar import refer to this Plan as a whole and not to any particular section, subsection or clause contained therein. A capitalized term used herein that is not defined herein shall have the meaning assigned to that term in the Bankruptcy Code. The rules of construction contained in section 102 of the Bankruptcy Code shall apply to this Plan. The headings in this Plan are for convenience of reference only and shall not limit or otherwise affect the provisions hereof. To the extent that there is any inconsistency between any provisions of this Plan and any of the provisions contained in the Plan Documents to be entered into as of the Effective Date, the Plan Documents shall control. To the extent that there is any inconsistency between the provisions contained in this Plan and any description thereof in the Disclosure Statement, this Plan shall control.

Article II

Treatment Of Administrative Expense Claims

2.1 Administrative Expense Claims: On the latest of (a) the Effective Date (or as soon thereafter as is reasonably practicable), (b) five Business Days after the Allowance Date with respect to an Allowed Administrative Expense Claim, or (c) such later date on which the Debtors and the holder of the Administrative Expense Claim otherwise agree, each Allowed Administrative Expense Claim, other than a Professional Fee Claim, shall receive, on account of and in full and complete settlement release and discharge of such Allowed Administrative Expense Claim, (a) Cash equal to the unpaid portion of such Allowed Administrative Expense Claim, or (b) such other less favorable treatment as which the Debtors and the holder of the Administrative Expense Claim shall have agreed upon in writing; provided, however, that Allowed Administrative Expense Claims with respect to liabilities incurred by the Debtors in the ordinary course of business during the Chapter 11 Cases shall be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

At least two (2) weeks prior to the Effective Date, the Indenture Trustee shall provide counsel to the Debtors, Laminar and the Creditors’ Committee with documentation describing the Indenture Trustee Fees and Expenses (the “Payment Request”). Unless a written objection to the Payment Request is submitted by the Debtors, Laminar or the Creditors’ Committee prior to the Effective Date, which objection shall set forth with specificity the reasons therefor and state the amounts that are objectionable, and agreement cannot be reached to resolve such objections, the Indenture Trustee Fees and Expenses, shall be paid on the Effective Date, in full and in Cash, which payment shall not reduce the Distribution to holders of Senior Subordinated Noteholder Claims pursuant to Article 6.3.2 of this Plan. In the event the Debtors, Laminar or the Creditors’ Committee, on the one hand, and the Indenture Trustee, on the other, cannot reach agreement concerning the Payment Request, the amount of the Indenture Trustee Fees and Expenses shall be determined by the Bankruptcy Court pursuant to a motion filed by any of the parties, and shall be paid in full and in Cash, as aforesaid, following entry of a Final Order by the Bankruptcy Court or an agreement between the parties resolving such motion. Such motion shall not be subject to Articles 2.1 and 2.2 of this Plan, nor shall the Indenture Trustee be required to satisfy the requirements of section 503 of the Bankruptcy Code in any such motion. Notwithstanding anything to the contrary herein, the Indenture Trustee shall be entitled to payment on the Effective Date of all Indenture Trustee Fees and Expenses, not objected to by the Debtors, Laminar or the Creditors’ Committee. Upon receipt of payment by the Indenture Trustee of the Indenture Trustee Fees and Expenses as set forth herein, the Indenture Trustee Charging Lien shall automatically be deemed released to the extent of such payment, but only to the extent thereof.

2.2 Professional Fees: Each Professional seeking any award in respect of a Professional Fee Claim incurred through and including the Confirmation Date shall be required to file and serve a final application for allowance of compensation and reimbursement of expenses on or before the date that is sixty days after the Effective Date. Within five Business Days after a Professional Fee Claim is Allowed by Final Order, the relevant Professional shall receive, on account of and in full and complete settlement, release and discharge of its Allowed Professional Fee Claim, (a) Cash equal to the amount awarded to such Professional by Final

Order less all amounts previously paid to such Professional pursuant to any Order providing for payment of interim compensation to Professionals, or (b) such other less favorable treatment as to which the Debtors and such Professional shall have agreed upon in writing.

2.3 DIP Facility Claims: The lenders under the DIP Facility Agreement (on a pro rata basis based on the amounts owed to them), and the DIP Agent, shall be paid 100% of any unpaid non-contingent amount of any DIP Facility Claim and any outstanding and unpaid fees and expenses owed to such lenders and DIP Agent, respectively, including but not limited to, in the case of the lenders under the DIP Facility Agreement, the reasonable fees and expenses of counsel, in Cash on the Effective Date, and such DIP Facility Claims otherwise shall be treated in accordance with the DIP Facility Agreement. Upon payment in full of the DIP Facility Claims, such lenders and the DIP Agent shall release any and all Liens against and security interests in the Debtors’ (and the Estates’) property, the DIP Facility Agreement shall be deemed terminated (except for customary provisions that by their terms survive such termination) and the Reorganized Debtors’ obligations thereunder shall be canceled.

2.4 Post-Effective Date Fees and Expenses: Any reasonable fees and expenses: (a) of Professionals rendered after the Confirmation Date, including those for services rendered after the Effective Date relating to objections to Disputed Claims and the implementation of this Plan and including the reasonable fees and expenses of the Indenture Trustee incurred in making Distributions to holders of Allowed Class 4A or Class 4B Claims; or (b) payable under the DIP Facility Agreement, but not satisfied on the Effective Date (because not yet invoiced by such date or otherwise) shall not require the filing of any applications with the Bankruptcy Court and may be paid by the Reorganized Debtors in the ordinary course of business and without further Bankruptcy Court approval.

Article III

Treatment Of Priority Tax Claims

3.1 Priority Tax Claims: Each holder of an Allowed Priority Tax Claim shall receive, on account of and in full and complete settlement, release and discharge of such Allowed Priority Tax Claim, at the sole option of the Reorganized Debtors (exercisable upon written notice to the relevant Priority Tax Claim holder sent on or prior to the Effective Date):

(a) On the latter of (i) the Effective Date (or as soon thereafter as is reasonably practicable), (ii) five Business Days after the Allowance Date with respect to such Allowed Priority Tax Claim, or (iii) the date on which the Debtors and the holder of such Allowed Priority Tax Claim otherwise agree, Cash in an amount equal to such Allowed Priority Tax Claim;

(b) Beginning on the first anniversary following the Effective Date or such earlier date as the Bankruptcy Court may order, Cash payments made in equal annual (or more frequent if the Bankruptcy Court so orders or the Debtors, with the consent of Laminar, agree) installments, with the final installment being payable no later than the sixth anniversary of the date of the assessment of such Allowed Priority Tax Claim, in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest on the unpaid balance of such Allowed

Priority Tax Claim calculated from the Effective Date through the date of payment at the Applicable Rate; or

(c) Such other treatment agreed to by the holder of such Allowed Priority Tax Claim and the Reorganized Debtors.

Article IV

Classification Of Claims And Interests

4.1 Classification of Claims: Pursuant to sections 1122 and 1123(a)(1) of the Bankruptcy Code, Claims and Interests are classified under this Plan as follows (other than Administrative Expense Claims, DIP Facility Claims, and Priority Tax Claims, which are not classified as provided in section l123(a)(1) of the Bankruptcy Code and are, instead, addressed in Articles 2 and 3 of this Plan). A Claim or Interest is placed in a particular Class for the purposes of voting on this Plan and of receiving Distributions pursuant to this Plan only to the extent that such Claim or Interest is an Allowed Claim or an Allowed Interest in that Class and such Allowed Claim or Allowed Interest has not been paid, released or otherwise settled prior to the Effective Date.

4.2 Classes.

Class 1. Class 1 consists of all Other Priority Claims.

Class 2A. Class 2A consists of the Senior Secured Claims.

Class 2B. Class 2B consists of all Miscellaneous Secured Claims.

Class 3. Class 3 consists of all General Unsecured Claims.

Class 4A. Class 4A consists of all Qualifying Noteholder Claims.

Class 4B. Class 4B consists of all Non-Qualifying Noteholder Claims.

Class 5A. Class 5A consists of all Interests in Boyds (other than stock of Boyds held in treasury) that are not Equity Convenience Class Interests.

Class 5B. Class 5B consists of all Equity Convenience Class Interests.

Article V

Identification Of Classes Of Claims And Interests Impaired

And Not Impaired By This Plan

5.1 Classes of Claims and Interests Impaired by this Plan and Entitled to Vote: Classes 2A, 3, 4A, 4B, 5A and 5B are Impaired by this Plan and the holders of Allowed Claims in such Classes are entitled to accept or reject this Plan.

5.2 Classes of Claims and Interests Not Impaired by this Plan and Conclusively Presumed to Accept this Plan: Other Priority Claims (Class 1) and Miscellaneous Secured Claims (Class 2B) are not Impaired by this Plan. The holders of Claims that are not Impaired are conclusively presumed to accept this Plan. The acceptances of holders of Other Priority Claims (Class 1) and Miscellaneous Secured Claims (Class 2B) will not be solicited.

Article VI

Treatment Of Claims And Interests

6.1 Other Priority Claims (Class 1):

On the latest of (a) the Effective Date (or as soon thereafter as is reasonably practicable), (b) five Business Days after the Allowance Date for such Other Priority Claim, or (c) the date on which the Debtors and the holder of such Allowed Other Priority Claim otherwise agree, each holder of an Allowed Other Priority Claim shall receive, on account of and in full and complete settlement, release and discharge of such Allowed Other Priority Claim, (a) Cash equal to the amount of such Allowed Other Priority Claim or (b) such other treatment as to which the Reorganized Debtors and such holder shall have agreed upon in writing in an amount sufficient to render such Allowed Priority Claim not Impaired under section 1124 of the Bankruptcy Code.

Class 1 is not Impaired and is conclusively presumed to have accepted this Plan.

6.2 Secured Claims:

6.2.1 Senior Secured Claims (Class 2A):

On the Effective Date (or as soon thereafter as is reasonably practicable), on account of and in full and complete settlement, release, and discharge, holders of Senior Secured Claims shall receive, their Pro Rata Share of (A) 48.5% of the New Common Stock, and (B) 100% of the New Senior Secured Notes in the principal amount of $30 million. The New Senior Secured Notes shall be secured by all of the assets of the Reorganized Debtors, including Cash, and junior only to Liens granted under the Exit Facility.

Class 2A is Impaired and is entitled to vote on this Plan.

6.2.2 Miscellaneous Secured Claims (Class 2B):

On the latest of (i) the Effective Date, (ii) the date on which a Miscellaneous Secured Claim becomes an Allowed Claim, and (iii) the date on which the Debtors and the holder of such Allowed Miscellaneous Secured Claim otherwise agree, at the election of the Debtors, each holder of an Allowed Miscellaneous Secured Claim shall be entitled to receive, on account of such holder’s Allowed Miscellaneous Secured Claim, one of the following treatments: (A) the unaltered legal, equitable and contractual rights to which such holder of an Allowed Miscellaneous Secured Claim is entitled, (B) such holder’s Allowed Miscellaneous Secured Claim shall be reinstated and rendered unimpaired in accordance with section 1124(2) of the Bankruptcy Code, or (C) such other treatment as mutually agreed to by such holder and the Debtors.

Each Allowed Miscellaneous Secured Claim shall be deemed to be separately classified in a subclass of Class 2B and shall have all rights associated with separate classification under the Bankruptcy Code.

Claims in Class 2B are not Impaired and therefore shall be conclusively presumed to have accepted this Plan.

6.3 Unsecured Claims:

6.3.1 General Unsecured Claims (Class 3):

On the later of (i) the Effective Date (or as soon as reasonably practicable thereafter), and (ii) the date on which such General Unsecured Claim becomes an Allowed Claim, each holder of an Allowed General Unsecured Claim shall receive Cash in the amount of 28% of the Allowed amount of such General Unsecured Claims.

Class 3 is Impaired and is entitled to vote on this Plan.

6.3.2 Qualifying Noteholder Claims (Class 4A):

Each holder of an Allowed Qualifying Noteholder Claim shall receive Cash in the amount of 22% of the Allowed amount of such Allowed Qualifying Noteholder Claim, to be paid on the date upon which a Future Transaction (if any) is consummated; plus, on the Effective Date, its Pro Rata Share of 5% of the New Common Stock, plus its Pro Rata Share of 50% of the Reallocated Shares.

Class 4A is Impaired and is entitled to vote on this Plan.

6.3.3 Non-Qualifying Noteholder Claims (Class 4B):

Each holder of an Allowed Non-Qualifying Noteholder Claim shall receive Cash in the amount of 24% of the Allowed amount of such Allowed Non-Qualifying Noteholder Claim to be paid on the date upon which a Future Transaction (if any) is consummated.

Class 4B is Impaired and is entitled to vote on this Plan.

6.4 Interests:

On the Effective Date, all Interests in Boyds shall be extinguished, in exchange for the treatment described below:

6.4.1 Interests (Class 5A):

On the Effective Date, each holder of an Allowed Interest that is not an Allowed Equity Convenience Class Interest shall receive its Pro Rata Share of 46.5% of the New Common Stock, plus its Pro Rata Share of 50% of the Reallocated Shares.

Class 5A is Impaired and is entitled to vote on this Plan.

6.4.2 Equity Convenience Class Interests (Class 5B):

On the Effective Date, each holder of an Allowed Equity Convenience Class Interest shall receive Cash in the amount of 15 cents per share of common stock held by such holder.

Class 5B is Impaired and is entitled to vote on this Plan.

Article VII

Acceptance Or Rejection Of This Plan; Effect Of

Rejection By One Or More Impaired Classes Of Claims Or Interests

7.1 Acceptance by an Impaired Class of Creditors: Consistent with section l126(c) of the Bankruptcy Code, an Impaired Class of Claims shall have accepted this Plan if this Plan is accepted by holders of at least two-thirds in dollar amount and more than one-half in number of the Allowed Claims in such Class that have timely and properly voted to accept or reject this Plan by so marking and returning their Ballots by the Voting Deadline.

7.2 Confirmation Pursuant to Section l129(b) of the Bankruptcy Code: With respect to any Impaired Class that does not accept this Plan, the Debtors intend to request that the Bankruptcy Court confirm this Plan in accordance with section l129(b) of the Bankruptcy Code.

Article VIII

Unexpired Leases And Executory Contracts

8.1 Assumption and Rejection of Executory Contracts and Unexpired Leases: On the Effective Date, subject to Article 8.3 hereof, all executory contracts and unexpired leases to which any or all of the Debtors are a party shall be deemed assumed, except for any executory contracts or unexpired leases that (a) have already, by such date, been assumed or rejected pursuant to Final Order, (b) are designated as a contract or lease to be rejected on the Schedule of Rejected Contracts and Leases attached to the Plan Supplement, as such Schedule of Rejected Contracts and Leases may be amended from time to time on or prior to the Confirmation Date, or (c) are the subject of a separate motion by the Debtors pending as of the Effective Date to assume or reject executory contracts and unexpired leases pursuant to section 365 of the Bankruptcy Code. The Debtors may amend the Schedule of Rejected Contracts and Leases at any time on or prior to the Confirmation Date by filing such amendment with the Bankruptcy

Court and thereafter serving it on the non-Debtor parties to the executory contracts or unexpired leases added to or deleted from the Schedule of Rejected Contracts and Leases.

(a) On the Effective Date, each executory contract or unexpired lease of any or all of the Debtors on the Schedule of Rejected Contracts and Leases, as it may be amended from time to time on or prior to the Confirmation Date, shall be rejected by the Debtor identified in the Schedule of Rejected Contracts and Leases. Each executory contract and unexpired lease assumed pursuant to this Plan by any Debtor shall revest in or be assigned to Reorganized Debtors, and shall be fully enforceable by Reorganized Debtors on and after the Effective Date.

(b) Notwithstanding anything to the contrary contained herein, the Debtors reserve the right, through the date that is 90 days after the Effective Date, to file a motion, complaint or other pleading with the Bankruptcy Court seeking to ‘recharacterize’ any agreement in the form of a lease of personal or real property, or declare such an agreement, a financing. To the extent that, in response to such a pleading, the Bankruptcy Court enters a Final Order, either before, on, or after the Effective Date, that any such agreement identified for assumption pursuant to this Plan is, in fact, a financing transaction, the non-Debtor party to the Agreement shall have a Miscellaneous Secured Claim to the extent that its Claim for the indebtedness resulting from the recharacterization is a Secured Claim secured by an unavoidable Lien and, to any other extent, a General Unsecured Claim.

8.2 Bar Date for Rejection Damages: All Claims arising out of the rejection of executory contracts and unexpired leases must be served upon the appropriate Debtor and its counsel within sixty (60) days after the later of (i) the date of entry of an Order approving such rejection or (ii) the Confirmation Date. Any such Claims not filed within such time periods shall be forever barred from assertion against the respective Debtor, its Estate, and its property.

8.3 Cure of Defaults: Except to the extent that different treatment has been agreed to by the non-Debtor party to any executory contract or unexpired lease to be assumed pursuant to this Plan, the Debtors shall, pursuant to sections 365, l123(a)(5)(G) and l123(b)(2) of the Bankruptcy Code, on the Effective Date (or such other date as the Bankruptcy Court may require), file with the Bankruptcy Court, and serve on the non-Debtor party to each such executory contract or unexpired lease to be assumed, a notice listing the monetary payment or other action the Debtors assert is needed under section 365 of the Bankruptcy Code to cure all defaults by the Debtors under the executory contract or unexpired lease to be assumed arising or accruing on or prior to the Effective Date. The non-Debtor party shall have fifteen days from the date of service of such notice to file with the Bankruptcy Court and serve on the Debtors any objection to the proposed monetary cure amount or other cure set forth in the notice served by the Debtors. If such an objection is not timely filed and served, the monetary cure amount or other cure set forth in the Debtors’ notice shall control, the Debtors shall pay any such monetary cure amount in Cash and promptly perform any such non-monetary cure (unless the Debtors and the non-Debtor party to the executory contract or unexpired lease have agreed to different treatment), and the non-Debtor party shall be forever barred from claiming that any additional monetary cure amount or other cure is owed by any of the Debtors under the executory contract or unexpired lease as a result of any default arising or accruing on or prior to the Effective Date. If an objection is timely filed and served by the non-Debtor party to the executory contract or unexpired lease, the Bankruptcy Court shall determine the proper monetary cure amount or other cure in accordance with section 365 of the Bankruptcy Code. Notwithstanding anything to the contrary contained in this Plan, at all times through the date that is five Business Days after the Bankruptcy Court enters a Final Order resolving and fixing any disputed cure or cure amount, the Debtors shall have the right to reject such executory contract or unexpired lease without further Bankruptcy Court Order by providing notice of the rejection to the non-Debtor party to the executory contract or unexpired lease.

8.4 Compensation and Benefit Plans and Treatment of Retirement Plans: Except and to the extent previously assumed by an Order, on or before the Confirmation Date, all employee compensation and benefit plans of the Debtors, including benefit plans and programs subject to sections 1114 and 1129(a)(13) of the Bankruptcy Code, entered into before or after the Commencement Date and not since terminated, shall be deemed to be, and shall be treated as if they were, executory contracts that are to be assumed hereunder. The Debtors’ obligations under such plans and programs shall survive Confirmation of this Plan, except for (i) executory contracts or employee benefit plans specifically rejected pursuant to this Plan (to the extent such rejection does not violate sections 1114 and 1129(a)(13) of the Bankruptcy Code), (ii) such executory contracts or employee benefit plans that have previously been rejected, are the subject of a motion to reject as of the Confirmation Date, or have been specifically waived in writing by the beneficiaries of any employee benefit plan or contract and (iii) any such executory contracts or employee benefit plans to the extent that they provide for stock options, warrants, or otherwise involve the award of equity interests in Boyds; provided, however, that the Debtors’ obligations, if any, to pay all ‘retiree benefits,’ as defined in section 1114(a) of the Bankruptcy Code, shall continue unimpaired and in full force and effect.

8.5 Post-Petition Executory Contracts and Unexpired Leases: On the Effective Date, all unexpired leases and executory contracts entered into by any or all of the Debtors after the Commencement Date in the ordinary course of business shall vest in the applicable Reorganized Debtor or Reorganized Debtors and shall remain in full force and effect in accordance with their terms or as otherwise provided in this Plan.

Article IX

Means Of Implementation Of This Plan

9.1 Vesting of Property: Except as otherwise provided in this Plan, on the Effective Date, title to all property of the Debtors’ Estates shall pass to and vest in the applicable Reorganized Debtors, free and clear of all Claims, Interests, Liens, security interests, charges and other encumbrances. Confirmation of this Plan (subject to the occurrence of the Effective Date) shall be binding on all holders of a Claim or Interest, and the Debtors’ debts shall, without in anyway limiting Article 12 of this Plan, be discharged, as and to the full extent provided in section 1141 of the Bankruptcy Code.

9.2 Funding: On or before the Effective Date, the Reorganized Debtors shall enter into the Exit Facility. In addition, from and after the Effective Date, the Reorganized Debtors shall have the right and authority without further Bankruptcy Court Order to raise additional capital and obtain additional financing as the Boards of the applicable Reorganized Debtors deem appropriate.

9.3 Continued Corporate Existence; Authorized Capital Stock: The Reorganized Debtors shall continue to exist after the Effective Date as separate corporate or other Entities in accordance with the applicable law in the applicable jurisdiction in which they are incorporated or organized under their respective certificates of incorporation and by-laws, or other constituent documents, in effect before the Effective Date except as their certificates of incorporation and by-laws or other such documents may be amended pursuant to this Plan. On the Effective Date, without any further corporate or other action, the certificate of incorporation and by-laws, or other constituent documents, of each Reorganized Debtor shall be amended as necessary to satisfy the provisions of this Plan and the Bankruptcy Code and shall include, pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of non-voting equity securities. The Reorganized Boyds By-Laws and Reorganized Boyds Certificate of Incorporation shall be substantially in the form Filed with the Plan Supplement on or before the date that is ten calendar days prior to the Confirmation Hearing.

9.4 Implementation: Pursuant to the Confirmation Order, upon Confirmation, the Reorganized Debtors shall be authorized to take all necessary or appropriate steps, and perform all necessary or appropriate acts, to consummate the terms and conditions of this Plan. The Reorganized Debtors shall execute all Plan Documents and such other documents and instruments, and take such other actions, as are necessary or appropriate to effectuate the transactions provided for in this Plan, without the need for any additional approvals, notices, authorizations or consents.

9.5 Issuance of New Securities; Transfer Taxes: The issuance and Distribution of the New Common Stock shall be authorized upon Confirmation without the need for any further corporate action, under applicable law, regulation, order, rule or otherwise. In accordance with section l146(c) of the Bankruptcy Code, the issuance, transfer or exchange of a security, or the making or delivery of an instrument of transfer, under this Plan, including the granting or recording of any Lien (including a mortgage) on any property or otherwise pursuant to this Plan, may not be taxed under any law imposing a stamp tax or similar tax, including a mortgage recording tax.

9.6 Cancellation of Existing Securities and Agreements: As of the Effective Date, the Certificates shall evidence solely the right to receive from the Debtors the Distributions of consideration, if any, set forth in Article 6 hereof. On the Effective Date, except as otherwise provided for herein, (i) the Extinguished Securities, to the extent not already cancelled, shall be deemed cancelled and of no further force or effect without any further action on the part of the Bankruptcy Court or any other Person and (ii) the obligations of the Debtors under the Extinguished Securities and under the Debtors’ certificates of incorporation, or other constituent documents, or any agreements, indentures, or certificates of designations, governing the Extinguished Securities shall be terminated and discharged; provided, however, that each indenture or other agreement that governs the rights of the holder of a Claim based on the Extinguished Securities and that is administered by an indenture trustee, agent, or servicer shall continue in effect solely for the purposes of (a) allowing such indenture trustee, agent, or servicer to make the Distributions to be made on account of such Claims hereunder and (b) permitting such indenture trustee, agent, or servicer to maintain any rights it may have for fees, costs, and expenses under such indenture or other agreement. Additionally, the cancellation of any indenture shall not impair the rights and duties under such indenture as between the indenture trustee thereunder and the beneficiaries of the trust created thereby. The Boyds Subsidiary Debtor Stock shall not be cancelled, but shall be reinstated and shall vest in Reorganized Boyds as of the Effective Date.

Any actions taken by an indenture trustee, agent or servicer that are not for the purposes authorized hereunder shall not be binding upon the Debtors. Except with respect to the making of Distributions as provided in the preceding paragraph, the Reorganized Debtors may, with or without cause, terminate any indenture or other governing agreement and the authority of any indenture trustee, agent or servicer to act thereunder at any time by giving five Business Days’ written notice of termination to the indenture trustee, agent, or servicer. As of the Effective Date, all Liens, charges, encumbrances and rights related to any Claim or Interest, including, without limitation, those existing under the Indenture, the Senior Subordinated Notes, and any other documents, except to the extent specifically permitted under Article 9 of this Plan shall be terminated, null and void and of no effect; provided, however, that the Indenture and other agreements that govern the rights of the holders of the Senior Subordinated Noteholder Claims shall continue in effect for the purpose of allowing the Indenture Trustee to make the Distributions hereunder on account of such Claims and enforce the Indenture Trustee Charging Lien, at which point the Indenture shall be cancelled and discharged pursuant to section 1141 of the Bankruptcy Code.

9.7 Survival of Indemnification and Contribution Obligations: Notwithstanding anything to the contrary contained in this Plan, subject to and up to the amount of any available insurance coverage under the Debtors’ policies available to indemnify the Debtors for such obligations (subject to reduction as coverage may be used and reduced), the obligations of the Debtors to indemnify and/or provide contribution to their directors, officers, agents, employees and representatives who are serving in such capacity on the Confirmation Date, in respect of all past, present and future actions, suits, proceedings or claims against any of such directors officers, agents, employees and representatives, based upon any act or omission related to service with, for or on behalf of the Debtors, whether occurring before or after the Effective Date, shall not be discharged or impaired by Confirmation or Consummation of this Plan, but rather shall survive unaffected by this Plan and the Confirmation Order and be assumed by the Reorganized Debtors to the extent of such insurance coverage. To the extent that any such insurance coverage is insufficient to render Unimpaired any Claim for indemnity and/or contribution of any of the Debtors’ directors, officers, agents, employees and representatives, such person shall be entitled to File a Proof of Claim for such indemnity and/or contribution, which will be treated in accordance with the relevant provisions of the Bankruptcy Code and this Plan. Any such Claim must be filed within thirty days of the Confirmation Date. Any such Claim not filed by that date shall be forever barred, and may not be asserted against any or all of the Debtors, the Reorganized Debtors, or the property or interests in property of the Debtors or the Reorganized Debtors.

9.8 Substantive Consolidation for Plan Purposes Only; Procedure:

(a) Subject to Article 13.1, this Plan contemplates entry of the Confirmation Order effecting the substantive consolidation of the Chapter 11 Cases solely for the purposes of all actions associated with Confirmation and Consummation of this Plan. On the Confirmation Date or such other date as may be set by a Final Order, but subject to the occurrence of the

Effective Date: (i) all Intercompany Claims shall be eliminated and extinguished; (ii) all pre-petition cross-corporate guarantees of the Debtors shall be eliminated; (iii) any obligation of, and all guarantees thereof executed by, one or more of the Debtors shall be deemed to be one obligation of the Debtors; (iv) any Claims Filed or to be Filed in connection with any such obligation and such guarantees shall be deemed one Claim against the Debtors; (vi) each and every Claim Filed in the individual Chapter 11 Case of any of the Debtors shall be deemed Filed against the Debtors in the consolidated Chapter 11 Cases of the Debtors and shall be deemed, subject to the terms of this Plan, a single obligation of all of the Debtors on and after the Confirmation Date; and (vii) all duplicative Claims (identical in both amount and subject matter) Filed against more than one of the Debtors will be automatically expunged (and without the need for the entry of any Order or the filing of any objection), so that only one Claim survives against the Debtors, but in no way shall such Claim be deemed Allowed by reason of this Article 9.8. Notwithstanding the provisions of this Article 9.8 or any other provision of this Plan, each Debtor shall, as a Reorganized Debtor continue to exist after the Effective Date as a separate legal entity from all other Reorganized Debtors and shall, subject to the terms of this Plan, retain title to all the Assets such Debtor owned immediately prior to the Effective Date. Nothing in this Article 9.8 shall affect the legal and organizational structure of the Reorganized Debtors or limit, modify or otherwise affect the classification of Claims set forth in Article 4 of this Plan and the different Distributions each such Class is entitled to receive as set forth in Article 6 of this Plan.

(b) This Plan will serve as, and will be deemed to be, a motion for entry of the Confirmation Order, substantively consolidating, subject to the occurrence of the Effective Date, the Chapter 11 Cases for the purposes and subject to the terms hereof. Pursuant to Bankruptcy Rule 9019 and any applicable state law, and as consideration for the Distributions, classifications of Claims, and other benefits provided under this Plan, the provisions of Article 12.3 shall constitute a compromise and settlement of any Cause of Action or disputes that could be brought by any holder of a Claim or Interest asserting that such Claim or Interest would have received more favorable treatment had substantive consolidation not been effected. The Confirmation Order shall constitute the Bankruptcy Court’s approval of such compromise and settlement and its finding that this is a good faith compromise and settlement pursuant to applicable law given and made after due notice and opportunity for a hearing, and shall bar any Cause of Action by any holder of a Claim or Interest with respect to any of the matters described in this Article 9.

(c) Nothing herein shall result in the consolidation of the Non-Debtor Subsidiaries with the Debtors or the Reorganized Debtors. Nor shall anything herein be construed to release or discharge any claims that any of the Reorganized Debtors has or may have against any Non-Debtor Subsidiary, all of which Claims shall be fully preserved.

9.9 Directors and Executive Officers: On the Effective Date, the term of each member of the current Board of Directors of Boyds shall automatically expire. The initial Board of Directors of Reorganized Boyds on and after the Effective Date shall consist of four members, consisting of the post-Effective Date Chief Executive Officer of Reorganized Boyds and three members to be designated by the Senior Secured Lenders. The Debtors shall identify the individuals proposed to serve as directors of Reorganized Boyds no later than May 15, 2006, however, such list may be subject to amendment thereafter. The list of proposed directors, together with background information regarding such proposal, will be made available on the website of the Solicitation Agent, www.gardencitygroup.com/cases/bbc, and will also be made available by written request to the Garden City Group, Inc., Attn. Boyds Balloting Agent, 105 Maxess Road, Melville, NY 11747 or by calling 1-800-916-4890. Such list will be included in the Plan Supplement, which shall be Filed with the Bankruptcy Court on or before the date that is ten calendar days prior to the Confirmation Hearing. The Board of Directors of Reorganized Boyds shall have the responsibility for the management, control, and operation of Reorganized Boyds on and after the Effective Date in accordance with applicable law. The members of the Debtors’ management team shall maintain their current positions as executive officers of the Reorganized Debtors on and after the Effective Date, unless otherwise provided in the Plan Supplement. The current officers and directors of each of the Boyds Subsidiaries shall also serve as the officers and directors of each of the Reorganized Boyds Subsidiaries, respectively, on and after the Effective Date unless otherwise provided in the Plan Supplement.

9.10 Creditor Representative.

(a) By not later than May 15, 2006, the Creditors’ Committee shall designate the Creditor-Representative. The Creditor Representative shall have the right to attend and observe, but not vote at, any meeting of the Board of Directors of Reorganized Boyds, and shall be provided advance notice of any such meetings to the same extent provided to the members of the Board of Directors.

(b) The Creditor Representative shall be provided any documents and information regarding the Reorganized Debtors as may be provided by the Reorganized Debtors to the members of the Board of Directors (in their capacities as such). For the avoidance of doubt, such information shall always include notice of any Transaction (other than a Transaction described in Article 1.1.63 of this Plan) and, upon the reasonable request of the Creditor Representative, shall include any additional financial or other information in the possession of, or reasonably available to, Reorganized Boyds and necessary, in the reasonable judgment of the Creditor Representative, to determine if such Transaction is a Future Transaction. In addition, the Creditor Representative shall be entitled to receive unaudited quarterly and annual financial statements for Reorganized Boyds (which shall include an income statement, balance sheet, and statement of cash flows), irrespective of whether the same is provided to the Board of Directors of Reorganized Boyds.

(c) The Creditor Representative shall have a duty of confidentiality to Reorganized Boyds commensurate with that of the members of the Board of Directors and shall be prohibited from using confidential information obtained in its capacity as a Creditor Representative for any purpose other than for the purpose of exercising its rights and responsibilities accorded under this Plan. In furtherance of, and consistent with, this Article 9.10(c), as of the Effective Date, Reorganized Boyds and the Creditor Representative shall enter into an agreement reasonably acceptable to Reorganized Boyds and the Creditor Representative with respect to such matters and to such other matters (including conflicts of interest, corporate opportunity and information about the Creditor Representative) customarily addressed in similar arrangements between a company and its non-employee directors. The Creditor Representative shall have no other duties or obligations to Reorganized Boyds except as set forth in this Article 9.10 and such agreement.

(d) The Creditor Representative shall represent the interests of the holders of Allowed Claims in Classes 4A and 4B under Article 4.2 of this Plan; provided, however, that the Creditor Representative shall have no liability to such holders except in the event of the Creditor Representative’s willful misconduct. Specifically, the Creditor Representative shall be entitled to make his own independent judgment as to whether any Transaction qualifies as a Future Transaction. If there is a Disagreement, the Creditor Representative: (i) shall promptly notify Reorganized Boyds and holders of Allowed Claims in Classes 4A and 4B of such Disagreement; and (ii) shall have standing, on behalf of all such holders, to bring such Disagreement to the Bankruptcy Court for adjudication, by motion filed not less than 90 days after the date that the Creditor Representative first notified Reorganized Boyds in writing of the existence of a Disagreement. Notwithstanding the foregoing, in the event of a Disagreement, the Creditor Representative’s only duty shall be to provide notice in accordance with clause (i) hereof and the Creditor Representative shall have no obligation to bring any Disagreement to the Bankruptcy Court for adjudication.

(e) In the event of a resignation of the Creditor Representative, the Creditor Representative shall name a successor Creditor Representative. In the event of a Vacancy, a successor Creditor Representative may be designated by the holder or holders of a majority of outstanding Allowed Claims in Classes 4A and 4B, collectively. Notice of a Vacancy shall be provided by the Reorganized Debtors solely by: (i) the posting of a notice of such Vacancy and the opportunity of a majority holder to fill such Vacancy on the Reorganized Debtors’ website; and (ii) the filing of such notice in the Bankruptcy Court, if the Chapter 11 Cases remain pending at the time of such Vacancy.

(f) For the purposes of determining whether one or a group of holders that wish to remove or designate a successor Creditor Representative pursuant to subsection (e) hold a majority of the outstanding Allowed Claims in Classes 4A and 4B, Reorganized Boyds shall be entitled to conclusively rely upon sworn written certifications provided by the relevant holders.

(g) The Creditor Representative shall not be entitled to any compensation, but shall be entitled to be reimbursed by Reorganized Boyds for its reasonable out-of-pocket expenses that may be incurred in connection with its attendance at meetings of the Board of Directors of Reorganized Boyds. The role of the Creditor Representative shall permanently terminate upon the earlier of: (i) the date upon which a Future Transaction is consummated; and (b) 36 months after the Effective Date (unless there is a Disagreement).

9.11 Reorganized Debtors’ Retention of Claims Against Other Entities: Except as otherwise expressly provided herein, pursuant to section l123(b)(3) of the Bankruptcy Code from and after the Effective Date, the Reorganized Debtors shall be deemed the representative of the Estates with, and shall retain and have, all rights and authority to continue, pursue or settle, in their discretion and without further Court Order or any additional approvals, notices, authorizations or consents, any and all Causes of Action, including Avoidance Actions; provided, however, that the Reorganized Debtors hereby waive the right to pursue (including by way of counterclaim or setoff) any actions arising under section 547 of the Bankruptcy Code against holders of General Unsecured Claims (other than insiders). Unless a Cause of Action against any Entity is expressly waived, relinquished, released, compromised or settled as provided or identified in this Plan or any Final Order, the Debtors expressly reserve and retain all

Causes of Action for continuation or later prosecution or adjudication and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches, shall apply to such causes of action upon or after the Confirmation or Consummation of this Plan. The Reorganized Debtors shall have sole and complete discretion over whether and how to bring, continue, pursue, release, settle, or otherwise handle or resolve any Causes of Action, including Avoidance Actions, of the Debtors against any other Entity. From and after the Effective Date, the Reorganized Debtors may settle, withdraw or take any other action with respect to any Cause of Action, including any Avoidance Action, without approval of the Bankruptcy Court.

9.12 Exit Facility: On the Effective Date, Reorganized Boyds, as a borrower, and the Reorganized Boyds Subsidiaries, as guarantors, will enter into the Exit Facility. The Exit Facility will provide funding for payments owed to Creditors under the Plan, liquidity for working capital and, if so determined by Reorganized Boyds, for letters of credit and for other general corporate purposes to Reorganized Boyds and its debtor and non-debtor subsidiaries following the conclusion of the Chapter 11 Cases.

9.13 Long Term Incentive Plan: The Reorganized Debtors shall adopt a Long Term Incentive Plan that is intended to provide incentives to certain key employees to continue their efforts to foster and promote the long-term growth and performance of the Reorganized Debtors. The form of the Long Term Incentive Plan shall be substantially in the form set forth in the Plan Supplement, which shall be Filed on or before the date that is ten calendar days prior to the Confirmation Hearing.

Article X

Provisions Covering Distributions

10.1 Cash Payments: Any Cash payment to be made pursuant to this Plan may be made, at the option of the Reorganized Debtors, by draft, check, wire transfer, or as otherwise required or provided in any relevant agreement or applicable law. Cash payments to foreign Creditors may be made, at the option of the Reorganized Debtors, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction. Cash payments made pursuant to this Plan in the form of checks shall be null and void if not cashed within 120 days of the date of the issuance thereof. Requests for reissuance of any check shall be made directly to the Reorganized Debtors as set forth in Article 10.12 below.

10.2 Payment of Statutory Fees: All fees payable pursuant to 28 U.S.C. § 1930 that are due through the Effective Date shall be paid by the Debtors and any such fees payable by the Reorganized Debtors thereafter shall be paid by the Reorganized Debtors as and when due.

10.3 No Interest: Except with respect to holders of unimpaired Claims or Administrative Expense Claims to the extent they are entitled to interest under applicable law or as otherwise expressly provided herein, no holder of an Allowed Claim or Interest shall receive interest on any Distribution to which such holder is entitled hereunder, regardless of whether such Distribution is made on the Effective Date or thereafter.

10.4 Allocation of Distributions to Principal: To the extent that any Allowed Claim entitled to a Distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such Distribution shall, to the extent permitted, be allocated for income tax purposes to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the claim, to the portion of such Claim representing accrued but unpaid interest.

10.5 Fractional Securities: Notwithstanding any other provision of this Plan, only whole numbers of shares of New Common Stock will be issued or transferred, as the case may be, pursuant to this Plan. The Reorganized Debtors will not distribute any fractional shares of New Common Stock under this Plan. For purposes of Distribution, fractional shares of New Common Stock shall be rounded up or down to the nearest whole share of New Common Stock, with  1/2 shares or greater being rounded up.

10.6 De Minimis Distributions: No Cash payment of less than $10 shall be required to be made to the holder of any Allowed Claim or Allowed Interest.

10.7 Withholding of Taxes: The Reorganized Debtors may withhold from any property distributable under this Plan to the extent required by applicable law. As a condition to making any Cash Distribution, the Reorganized Debtors or their designee, as the case may be, may request that the holder of any Allowed Claim provide such holder’s taxpayer identification and such other certification as may be deemed necessary to comply with applicable tax reporting and withholding laws. As a condition to making any Distribution of New Common Stock under this Plan, the Reorganized Debtors or their designee shall have received from the intended recipient of such Distribution, prior to the Effective Date, such forms and documentation as are necessary or appropriate to establish a complete exemption from withholding taxes. To the extent that such exemption is not established prior to the Effective Date, any shares that would have been distributed to such intended recipient shall instead become Reallocated Shares.

10.8 Disbursing Agent: The Disbursing Agent shall make all Distributions required hereunder, except with respect to a holder of a Claim or Interest whose Distribution is governed by an Indenture or other agreement and is administered by an indenture trustee, agent, or servicer, which Distributions shall, subject to the provisions of Articles 10.9 and 10.11 hereof, be deposited with the appropriate indenture trustee, agent, or servicer, who shall deliver such Distributions to the holders of Claims or Interests in accordance with the provisions hereof and the terms of the relevant indenture or other governing agreement.

If the Disbursing Agent is an independent third party designated by the Reorganized Debtors to serve in such capacity (or, in the case of the Indenture, the Indenture Trustee), such Disbursing Agent and the Indenture Trustee shall receive, without further Bankruptcy Court approval, reasonable compensation for Distribution services rendered pursuant to this Plan and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services from the Reorganized Debtors on terms acceptable to the Reorganized Debtors. No Disbursing Agent shall be required to give any bond or surety or other security for the performance of its duties.

10.9 Distribution Record Date: Except as and to the extent otherwise required by the customary procedures of DTC, to the extent applicable, as of the close of business on the Distribution Record Date, the various transfer registers for each of the Classes of Claims or Interests as maintained by the Debtors, or their agents, will be deemed closed, and there will be no further changes in the record holders of any of the Claims or Interests. The Debtors and the Reorganized Debtors will have no obligation to recognize any transfer of Claims or Interests that occur on or after the Distribution Record Date. The Debtors and the Reorganized Debtors will be entitled to recognize and deal for all purposes under this Plan only with those record holders stated on the transfer ledgers as of the close of business on the Distribution Record Date, to the extent applicable. Notwithstanding the foregoing or anything to the contrary in this Plan, in connection with any Distribution under this Plan to be effected through the facilities of DTC (whether by means of book-entry exchange, free delivery, DTC’s procedure for Delivery/Withdrawal At Custodian (DWAC) or otherwise), the Debtors and the Reorganized Debtors will be entitled to recognize and deal for all purposes under this Plan with holders to the extent consistent with the customary practices of DTC used in connection with such Distribution.

10.10 Surrender of Instruments: As a condition to receiving any Distribution under this Plan, at the election of the Reorganized Debtors, each holder of an Instrument evidencing a Claim must surrender such Instrument to Reorganized Boyds or its designee. Except as may otherwise be agreed by the Reorganized Debtors, any holder of a Claim that fails to (a) surrender such Instrument or (b) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to the Reorganized Debtors or their designee before the later to occur of (i) one year following the Effective Date and (ii) six months following the date such holder’s Claim becomes an Allowed Claim shall be deemed to have forfeited all rights, Claims and/or Interests and may not participate in any Distribution under this Plan. Upon timely compliance with this Article 10, the holder of a Claim or Interest evidenced by any such lost, stolen, mutilated or destroyed Instrument will, for all purposes under this Plan, be deemed to have surrendered such Instrument.

10.11 Instructions to Disbursing Agent: Prior to any Distribution on account of an Allowed Senior Subordinated Noteholder Claim, the Indenture Trustee shall (i) inform the Disbursing Agent as to the amount of properly surrendered (to the extent required) Senior Subordinated Notes and (ii) inform the Disbursing Agent in a properly completed letter of transmittal, accompanied by properly remitted securities, of the names of holders of Allowed Senior Subordinated Noteholder Claims, and the Distributions to be distributed to or on behalf of such holders of Allowed Senior Subordinated Noteholder Claims in exchange for properly surrendered Senior Subordinate Notes. Notwithstanding the foregoing provisions, at the election of Boyds, to the extent that Senior Subordinated Notes are held through DTC, Distributions on such Senior Subordinated Notes may be made by means of one or more book-entry exchanges through the facilities of DTC in accordance with the customary practices of DTC, as and to the extent practicable. In connection with any such book-entry exchange, Boyds or Reorganized Boyds and the Indenture Trustee will deliver instructions to DTC directing DTC to effect Distributions on a pro rata basis of the securities issuable under this Plan upon which such claims are based.

10.12 Undeliverable or Unclaimed Distributions: If a Distribution under the Plan is undeliverable and/or remains unclaimed twelve (12) months following the date of such Distribution, then the holder of the applicable Allowed Claim shall cease to be entitled to such

Distribution and such Distribution shall, subject to applicable law, be retained by the Reorganized Debtor. Requests for re-issuance of any checks must be made to the Reorganized Debtors, in writing, within ninety days of the original date of issue of the check.

10.13 Services of Indenture Trustee: The Indenture Trustee’s services with respect to consummation of this Plan shall be as set forth herein and as authorized by the Indenture.

10.14 Distributions to Holders of Class 4A and Class 4B Claims: All Distributions (if any) on account of Claims in Class 4A and Class 4B shall be made as provided for in Article 10.10. Any such Distribution by the Indenture Trustee shall be made pursuant to the terms of this Plan and the Indenture. Subject to the Indenture Trustee’s receipt of Distributions from the Debtors, the Indenture Trustee shall be solely responsible for all Distributions to holders of Allowed Senior Subordinated Noteholder Claims and no such holder shall have any claim against the Reorganized Debtors for any act or omissions of the Indenture Trustee. Notwithstanding any provision in this Plan to the contrary, the Indenture shall continue in effect to the extent necessary to allow the Indenture Trustee to receive and make Distributions pursuant to this Plan on account of Claims in Class 4A and Class 4B. Any actions taken by the Indenture Trustee on or after the Effective Date that are not consistent with the Plan and the Indenture shall be null and void as against the Reorganized Debtors and (except as may otherwise be ordered by the Bankruptcy Court) the Reorganized Debtors shall have no obligations to the Indenture Trustee for any fees, costs and expenses incurred in connection with any such unauthorized action.

10.15 Setoffs:

(a) The Debtors may, but shall not be required to, set off against any Claim, and the payments or other Distributions to be made pursuant to this Plan in respect of such Claim, claims (whether arising before, on or after the Commencement Date or the Effective Date) of any nature whatsoever that the Debtors may have against the holder of such Claim; but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors of any such claim that the Debtors may have against such holder.

(b) Nothing herein, including any substantive consolidation of the Chapter 11 Cases for purposes of Distribution contemplated by Article 9.8, is intended or shall be construed to limit or otherwise affect any claims, defenses or rights of any Debtor with respect to setoff or recoupment. The Debtors expressly reserve all such claims, defenses and rights with respect to setoff and recoupment.

(c) Unless the Bankruptcy Court orders otherwise, any holder of a Claim against any of the Debtors who asserts a right of setoff against any debt owing to any of the Debtors that arose before the Commencement Date must assert such right of setoff in a timely filed Proof of Claim or, to the extent such Proof of Claim is not required to preserve such right of setoff under applicable law, within ninety days after the Effective Date, or such right of setoff shall be forever barred.

Article XI

Procedures For Resolving Disputed Claims

11.1 Objections to Claims: After the Effective Date, only the Reorganized Debtors shall have the authority, in their sole discretion, to File, settle, compromise, withdraw or litigate to judgment objections to Claims. The Reorganized Debtors may object to a Claim by filing an objection with the Bankruptcy Court and serving such objection upon the holder of such Claim on or before the Claims Objection Deadline.

11.2 Litigation and Settlement of Objections: Unless otherwise ordered by the Bankruptcy Court or agreed to by written stipulation of the Debtors or the Reorganized Debtors, or until an objection thereto by the Debtors or by Reorganized Debtors is withdrawn, the Debtors or the Reorganized Debtors shall litigate the merits of each Disputed Claim until determined by a Final Order; provided, however that, (a) prior to the Effective Date, the Debtors, subject to the approval of the Bankruptcy Court, and (b) after the Effective Date, the Reorganized Debtors, without approval of the Bankruptcy Court, may compromise and settle or withdraw any objection to any Claim including any Administrative Expense Claim.

11.3 Payments and Distributions With Respect to Disputed Claims: No payments or Distributions shall be made in respect of any Disputed Claim (or any disputed Administrative Expense Claim) until such Disputed Claim (or disputed Administrative Expense Claim) becomes an Allowed Claim (or any Allowed Administrative Expense Claim). Distributions to each holder of a Claim, to the extent that such Claim ultimately becomes an Allowed Claim or Allowed Administrative Expense Claim, will be made, without interest, in accordance with the provisions of this Plan.

11.4 Estimation: For purposes of effectuating this Plan and the allocations and Distributions to holders of Allowed Claims, the Bankruptcy Court may, pursuant to section 502 of the Bankruptcy Code, by estimation or otherwise, fix or liquidate the amount of any contingent or unliquidated Claim, in which event the amount so fixed will be deemed the Allowed amount of such Claim for purposes of this Plan or, in lieu thereof, the Bankruptcy Court may determine the maximum contingent or unliquidated amount for such Claim, which amount shall be the maximum amount in which such Claim ultimately may be Allowed under this Plan, if such Claim is Allowed in whole or part. The Bankruptcy Court’s determination may limit the Distribution to be made on individual Disputed Claims, regardless of the amount finally Allowed on account of such Disputed Claims, and no holder shall have recourse against the Reorganized Debtors or any of their respective professionals, consultants, attorneys, advisors, officers, directors, managers or members or their successors or assigns, or any of their respective property on account thereof.

11.5 Disputed Claim Reserve: On the Effective Date (or as soon thereafter as is practicable) the Reorganized Debtors shall establish the Disputed Claim Reserve and shall reserve in respect of each Disputed Claim, Cash in an amount required by Order (including, without limitation, any Claims Estimation Order) or, in the absence of such order, an amount of Cash that would have been distributed to the holder of such Disputed Claim on the Effective Date if such Disputed Claim had been an Allowed Claim on the Effective Date in an amount equal to the least of (i) the amount of the Claim filed with the Bankruptcy Court, or, if no amount was specified, an amount reasonably determined by the Debtors, (ii) if no Claim was filed, the amount listed by the Debtors in the Schedules as not disputed, contingent or unliquidated, or (iii) the amount, if any, estimated by the Bankruptcy Court pursuant to section 502(c) of the Bankruptcy Code. Any Cash reserved by the Reorganized Debtors on account of such Disputed Claims shall be set aside, segregated and held in interest-bearing accounts or certificates of deposit. Notwithstanding anything to the contrary contained herein, the amount of Cash (plus interest payments and other payments and Distributions in respect thereof and any interest actually earned thereon) reserved in respect of any Disputed Claim pursuant to this Article 11.5 shall constitute the maximum amount of Cash to be distributed to the holder of such Disputed Claim (except with respect to any payments due upon the occurrence of a Future Transaction).

Article XII

Effect Of This Plan On Claims And Interests

12.1 Discharge of All Claims and Interests and Releases:

(a) Except as otherwise specifically provided by this Plan, Confirmation of this Plan (subject to the occurrence of the Effective Date) shall discharge and release the Reorganized Debtors, their successors and assigns and their respective Assets and properties from any debt, charge, Cause of Action, liability, Lien, encumbrance, security interest, Claim Interest, or other cause of action of any kind, nature or description (including any claim of successor liability) that arose before the Confirmation Date, and any debt of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not a Proof of Claim or Interest is or could have been Filed or is deemed Filed, whether or not such Claim or Interest is or could have been Allowed, and whether or not the holder of such Claim or Interest voted or could have voted to accept or reject this Plan.

(b) Except as otherwise specifically provided by this Plan or the Confirmation Order, effective as of the Effective Date, none of the Debtor Releasees shall have any responsibility, or have or incur any liability, to any Entity whatsoever (i) for any matter expressly approved or directed by the Confirmation Order or (ii) under any theory of liability (except for any claim based upon willful misconduct or gross negligence) for any act taken or omission made in good faith directly related to formulating, implementing, confirming, or consummating this Plan, the Disclosure Statement, or any Plan Document; provided, however, that nothing in this Article 12.1 shall limit the liability of any Entity for breach of any express obligation it has under this Plan, the Plan Documents, or any other documents executed in connection herewith or therewith or pursuant hereto or thereto, or under any other agreement or document entered into by such Entity in accordance with or pursuant to the terms of this Plan, except to the extent expressly provided herein.

(c) Except as otherwise specifically provided by this Plan or the Confirmation Order, on the Effective Date, each of the Debtors shall release unconditionally, and hereby is deemed to release unconditionally each of the Debtor Releasees from any and all claims, obligations, suit, judgments, damages, rights, Causes of Action and liabilities whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction, event or other occurrence taking place on or after the Commencement Date and up to and including the Effective Date in any way relating to the Chapter 11 Cases, this Plan or the Disclosure Statement.

(d) Notwithstanding anything in the Plan to the contrary, and solely with respect to the United States (which term shall include for purposes of the Plan, all agencies of the United States), the discharge provisions set forth in the Plan shall not operate to expand the Debtors’ discharge beyond those established by the Bankruptcy Code, unless otherwise agreed to in writing by the United States and the Debtors or the Reorganized Debtors, as the case may be. The discharge provisions set forth in the Plan are not intended, and shall not be construed, to bar the United States from pursuing any police or regulatory action against the Debtors to the extent excepted from the automatic stay provisions of Section 362 of the Bankruptcy Code.

12.2 Injunction: The release and discharge pursuant to Article 12.1 of this Plan, shall act as an injunction against any Entity commencing or continuing, against the Debtors, the Reorganized Debtors, or their successors, or the properties of any of the foregoing, any action, employment of process, or act to collect, offset or recover any Claim or Cause of Action so released or discharged. The injunction, discharge and releases described in this Article 12 shall apply regardless of whether or not a Proof of Claim or Interest based on any Claim, debt, liability or Interest is Filed or whether or not a Claim or Interest based on such Claim, debt, liability or Interest is Allowed, or whether or not such entity voted to accept or reject this Plan. Without in any way limiting the foregoing, all injunctions or stays entered in the Chapter 11 Cases and existing immediately prior to the Confirmation Date shall remain in full force and effect until the Effective Date.

12.3 Release/Exculpation: As of the Confirmation Date, but subject to the occurrence of the Effective Date, and in consideration of the Distributions to be received under this Plan, except as otherwise specifically provided by this Plan or the Confirmation Order, (i) each holder of a Claim who has voted to accept this Plan shall be deemed to have unconditionally released the Debtor Releasees from any and all claims, obligations, suits, judgments, damages, rights, Causes of Action and liabilities whatsoever which any such holder may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction, event or other occurrence taking place from the beginning of time up to and including the Effective Date in any way relating to the Chapter 11 Cases, this Plan or the Disclosure Statement, excepting, however, from such release any obligation owing to a holder of an Allowed Claim arising under this Plan, and further excepting any act of gross negligence or willful misconduct; and (ii) each holder of a Claim shall be deemed to have unconditionally released the Debtor Releasees from any and all Claims, obligations, suits, judgments, damages, rights, Causes of Action and liabilities whatsoever which any such holder may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, based in whole or in part upon any act or omission, transaction, event or other occurrence taking place on or after the Commencement Date and up to and including the Effective Date for which released rights the holder has a Claim that is entitled to receive or retains value as provided in this Plan, excepting any act of gross negligence or willful misconduct, provided, however, that nothing in this Plan shall limit any right to object to any Professional Fee Claim.

Article XIII

Conditions Precedent To Confirmation Order And Effective Date

13.1 Conditions Precedent to Confirmation Date: The Confirmation Order must be, in form and in substance, acceptable to the Debtors, Laminar and the Creditors’ Committee before the Plan can be confirmed on the Confirmation Date.

13.2 Conditions Precedent to Effective Date: The following conditions must occur and be satisfied or waived by the Debtors, on or before the Effective Date for this Plan to become effective on the Effective Date.

(a) Confirmation Order: The Confirmation Order shall have been entered by the Bankruptcy Court and no stay of the Confirmation Order shall have been entered and remain in effect.

(b) Authorizations, Consents and Approvals: All authorizations, consents and regulatory approvals from any Governmental Unit required to be obtained by the Debtors, if any, in connection with this Plan’s effectiveness shall have been obtained.

(c) Exit Financing: The Debtors shall have entered into the Exit Facility, or otherwise have available sufficient Cash and liquidity to make the payments and Distributions contemplated by this Plan on or about the Effective Date.

(d) Plan Documents: The Plan Documents must be reasonably acceptable to the Debtors, Laminar and the Creditors’ Committee.

13.3 Effect of Failure of Conditions: If all the conditions to effectiveness and the occurrence of the Effective Date have not been satisfied or waived by the Debtors and the Creditors’ Committee in a writing filed with the Bankruptcy Court on or before the first Business Day that is more than 120 days after the Confirmation Date, then, at the election and upon motion of the Debtors made before the time that all of the conditions have been satisfied or so duly waived, the Confirmation Order shall be vacated by the Bankruptcy Court; provided, however, that notwithstanding the filing of such a motion, the Confirmation Order shall not be vacated if all of the conditions to Consummation set forth in Article 13.2 are either satisfied or duly waived before the Bankruptcy Court enters an order granting the relief requested in such motion.

Article XIV

Retention Of Jurisdiction

14.1 Bankruptcy Court to Retain Jurisdiction: The business and Assets of the Debtors shall remain subject to the jurisdiction of the Bankruptcy Court until the Effective Date. From and after the Effective Date, the Bankruptcy Court shall retain and have jurisdiction of all matters arising out of, and related to, the Chapter 11 Cases of the Debtors or this Plan pursuant to, and for purposes of, sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

(a) To hear and determine applications for the assumption or rejection of executory contracts or unexpired leases and the allowance of Claims resulting therefrom.

(b) To determine any motion, adversary proceeding, avoidance action, application, contested matter, and other litigated matter pending on or commenced after the Confirmation Date.

(c) To ensure that Distributions to holders of Allowed Claims are accomplished as provided herein.

(d) To consider Claims or the allowance, classification, priority, compromise estimation, or payment of any Claim, Administrative Expense Claim, or Interest.

(e) To consider any objections to a Claim asserted against any of the Debtors and any counterclaims asserted by the Reorganized Debtors thereto.

(f) To enter, implement, or enforce such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, reversed, revoked, modified, or vacated.

(g) To issue injunctions, enter and implement other orders, and take such other actions as may be necessary or appropriate to restrain interference by any Entity with the Consummation, implementation, or enforcement of this Plan, the Confirmation Order, or any other Order.

(h) To hear and determine any application to modify this Plan in accordance with section 1127 of the Bankruptcy Code, to remedy any defect or omission or reconcile any inconsistency in this Plan, the Disclosure Statement, or any Order, including the Confirmation Order, in such a manner as may be necessary to carry out the purposes and effects thereof.

(i) To hear and determine all Professional Fee Claims.

(j) To hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of this Plan, the Confirmation Order, any transactions or payments contemplated hereby, or any agreement, instrument, or other document governing or relating to any of the foregoing.

(k) To take any action and issue such orders as may be necessary to construe, enforce, implement, execute, and consummate this Plan, including any release or injunction provisions set forth herein, or to maintain the integrity of this Plan following Consummation.

(l) To resolve any disputes concerning any release under this Plan of a non-debtor or the injunction under this Plan, or in the Confirmation Order, against actions against such non-debtor.

(m) To resolve any disputes concerning whether an Entity had sufficient notice of, among other things: (i) the Chapter 11 Cases; (ii) the applicable Claims’ Bar Date; (iii) the hearing on the approval of the Disclosure Statement as containing adequate information; or (iv) the hearing on confirmation of this Plan for the purposes of determining whether a Claim is discharged hereunder.

(n) To correct any defect, cure any omission or reconcile any inconsistency in this Plan, Confirmation Order, organizational documents of the Debtors or any other documents relating to this Plan, as may be necessary to carry out the purposes or intent of this Plan.

(o) To determine such other matters and for such other purposes as may be provided in the Confirmation Order.

(p) To hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code.

(q) To hear any Causes of Action preserved under Article 9.11 of this Plan asserted by the Reorganized Debtors, to the extent permitted by law including any Avoidance Actions.

(r) To hear and determine any other matters related hereto and not inconsistent with the Bankruptcy Code and title 28 of the United States Code.

(s) To enter a Final Decree closing the Chapter 11 Cases.

(t) To recover all Assets of the Reorganized Debtors and property of their Estates wherever located.

(u) To resolve any disputes concerning whether a transaction qualifies as a Future Transaction or any dispute concerning payments under a Future Transaction.

Article XV

Miscellaneous Provisions

15.1 Nonvoting Stock: In accordance with section l123(a)(6) of the Bankruptcy Code the Reorganized Debtors’ Certificates of Incorporation shall contain provisions prohibiting the issuance of nonvoting equity securities.

15.2 Withdrawal of this Plan: The Debtors reserve the right, at any time prior to the entry of the Confirmation Order, to revoke or withdraw this Plan. If the Debtors revoke or withdraw this Plan, if the Confirmation Date does not occur, or if the Confirmation Order is vacated or if the Effective Date does not occur, then (i) this Plan, any settlement or compromise embodied in this Plan (including the fixing or limiting to an amount certain any Claim or Class of Claims), the assumption or rejection of executory contracts or unexpired leases effected by this Plan, and any document or agreement executed pursuant to this Plan, will be deemed null and void; (ii) this Plan shall be of no effect and shall be deemed vacated, and the Chapter 11 Cases shall continue as if this Plan had never been Filed and, in such event, the rights of any holder of a Claim or Interest shall not be affected nor shall such holder be bound by, for purposes of illustration only, and not limitation, (a) this Plan, (b) any statement, admission, commitment, valuation or representation contained in this Plan or the Disclosure Statement or (c) the classification and proposed treatment (including any allowance) of any Claim in this Plan; and (iii) nothing contained in this Plan or in the Disclosure Statement shall be deemed an admission or statement against interest or to constitute a waiver or release of any claims by or against any Debtor or any other Entity or to prejudice in any manner the rights of any Debtor or any Entity in any further proceedings involving any Debtor or any Entity.

15.3 Captions: Article and Section captions used in this Plan are for convenience only and will not affect the construction of this Plan.

15.4 Method of Notice: All notices required to be given under this Plan and the Confirmation Order, if any, shall be in writing and shall be sent by facsimile transmission (with hard copy to follow), by first class mail, postage prepaid, by hand delivery or by overnight courier to:

If to a Debtor:	The Boyds Collection, Ltd. 350 South Street McSherrystown, PA 17344 Attn: Jan L. Murley

with copies to:

Kirkland & Ellis LLP

Citigroup Center

153 East 53rd Street

New York, NY 10022-4611

Attn:    Lisa G. Laukitis

  Ryan Blaine Bennett

  and

Orrick, Herrington & Sutcliffe LLP

The Washington Harbour

3050 K Street, N.W.

Washington, DC 20007-5135

Attn:   Monique D. Almy

Any of the above may, from time to time, change its address for future notices and other communications hereunder by filing a notice of the change of address with the Bankruptcy Court.

15.5 Dissolution of the Creditors’ Committee: On the Effective Date, as to the Chapter 11 Cases of the Debtors, the Creditors’ Committee shall cease to exist and its members and employees or agents (including any attorneys, investment bankers, financial advisors, accountants and other Professionals employed) shall cease from all further duties, responsibilities and obligations relating to and arising from and in connection with these Chapter 11 Cases and shall have no right to compensation for any further actions taken; provided, however, that following the Effective Date, the responsibilities of the Creditors’ Committee and its members and employees or agents shall be limited to the preparation of their respective fee applications, if any.

15.6 Amendments and Modifications to Plan: The Debtors reserve the right to alter, amend, or modify this Plan at any time, pursuant to and consistent with the requirements of section 1127 of the Bankruptcy Code.

15.7 Exemption from Securities Registration: To the maximum extent provided by the Bankruptcy Code and applicable non-bankruptcy laws, the issuance of any securities, including the New Common Stock and the New Senior Secured Notes, issued pursuant to this Plan shall be exempt from registration under the Securities Act of 1933, as amended, and other securities laws.

15.8 Business Days: If the Effective Date or any other date on which a transaction or deadline may occur under this Plan shall occur on a day that is not a Business Day, the transaction or deadline contemplated by this Plan to occur on such day shall instead occur on the next succeeding Business Day.

Dated: April 25, 2006

Respectfully submitted,

The Boyds Collection, Ltd.; The Boyds Collection, Ltd., LP; Boyds Operations Inc.; The Boyds Collection - Pigeon Forge, LLC; The Boyds Collection - Myrtle Beach, LLC; The Boyds Collection - Branson, LLC; J&T Designs and Imaginations, Inc.; HC Accents & Associates, Inc.; and Boyds Bear and Company, LP

Debtors and Debtors-in-Possession

By:	/s/ Jan Murley
Jan Murley, CEO The Boyds Collection, Ltd.